Exhibit 99.1

Press Release

GasLog Partners LP Reports Financial Results for the Three-Month Period Ended June 30, 2015 and Declares Quarterly Cash Distribution

Monaco, July 30, 2015, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP), an international owner and operator of liquefied natural gas (“LNG”) carriers, today reported its financial results for the three-month period ended June 30, 2015.

Highlights

•	Acquired three LNG carriers from GasLog Ltd. (“GasLog”) for $483.0 million with attached multi-year charters to Methane Services Limited (“MSL”), a subsidiary of BG Group plc (“BG Group”).
•	Successfully completed equity offering and issuance of general partner units, raising total net proceeds of $175.5 million.
•	Quarterly cash distribution of $0.4345 per unit for the second quarter of 2015, equivalent to $1.738 per unit on an annual basis.
•	EBITDA(1) of $23.5 million and Adjusted EBITDA(1) of $23.6 million.
•	Distributable cash flow (1) of $14.1 million.
•	Increasing guidance for Q3 2015 cash distribution to approximately 10% growth, up from previously announced range of 7% to 10% growth.

(1) EBITDA, Adjusted EBITDA and Distributable cash flow are non-GAAP financial measures. For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with International Financial Reporting Standards (“IFRS”), please refer to Exhibit III at the end of this press release.

CEO Statement

Mr. Andrew Orekar, Chief Executive Officer, commented: “The second quarter of 2015 marked another important milestone for GasLog Partners as we successfully announced our second dropdown transaction with GasLog. The three ships we acquired in this transaction have significantly increased the scale of GasLog Partners, as our fleet now consists of eight vessels operating under long-term contracts, up from three at the time of our initial public offering last May. In light of this progress, we intend to recommend to the Board an increase in the Partnership’s quarterly cash distribution per unit of approximately 10% for the third quarter, and affirm our distribution guidance for the next several years of 10% to 15% compound annual growth from our initial public offering. Through a combination of strong operating performance and successful dropdown acquisitions, the Partnership is well positioned to continue delivering a predictable and growing cash distribution to our unitholders.”

Cash Distribution

On July 29, 2015 the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.4345 per unit for the quarter ended June 30, 2015. The cash distribution is payable on August 13, 2015, to all unitholders of record as of August 10, 2015.

Acquisition of the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally and Completion of Equity Offering

On July 1, 2015, GasLog Partners acquired three LNG carriers, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally from GasLog for $483.0 million, including $3.0 million of positive net working capital. To partially fund the acquisition, GasLog Partners completed an equity offering of 7,500,000 common units and issued 153,061 general partner units to GasLog. The public offering price was $23.90 per common unit. The total net proceeds after deducting underwriting discounts and other offering expenses were $175.50 million. The proceeds were used to partially finance the acquisition, with the balance financed through the assumption of the outstanding indebtedness secured by the acquired vessels.

GasLog had originally acquired the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally from MSL on June 4, 2014, June 11, 2014, and June 25, 2014, respectively.

Results Attributable to the Partnership

The results and summary financial data presented below exclude amounts related to GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. for the period prior to the Partnership’s initial public offering (the “IPO”) on May 12, 2014 and the amounts related to GAS-sixteen Ltd. and GAS-seventeen Ltd. for the period prior to their transfer to the Partnership on September 29, 2014. While such amounts are reflected in the Partnership’s financial statements because the transfers to the Partnership were accounted for as a reorganization of entities under common control, (i) GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. were not owned by the Partnership prior to the IPO, and accordingly the Partnership was not entitled to the cash or results generated during the pre-IPO period and (ii) GAS-sixteen Ltd. and GAS-seventeen Ltd. were not owned by the Partnership prior to their transfer to the Partnership on September 29, 2014, and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfer. The results and summary financial data presented below are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess the financial and operating performance of the Partnership since our IPO. For a reconciliation with our unaudited condensed combined and consolidated financial statements, please refer to Exhibits II and III at the end of this press release.

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	For the three months ended
(All amounts expressed in thousands of U.S. dollars)	June 30, 2014	June 30, 2015
Revenues	$11,293	$32,943
Profit	$3,823	$12,614
Adjusted Profit(1)	$4,180	$12,672
EBITDA(1)	$8,114	$23,531
Adjusted EBITDA(1)	$8,136	$23,588
Distributable cash flow(1)	$4,665	$14,111
Cash distributions declared(2)	$4,130	$14,046

(1) EBITDA, Adjusted EBITDA, Adjusted Profit and Distributable cash flow are non-GAAP financial measures. For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

(2) For the reconciliation of Cash distributions declared to Distributable cash flow, please refer to Exhibit III at the end of this press release.

Profit attributable to the Partnership’s operations was $12.61 million for the quarter ended June 30, 2015, a 230.10% increase compared with $3.82 million for the quarter ended June 30, 2014. The increase in profit was mainly attributable to the acquisition of the Methane Rita Andrea and the Methane Jane Elizabeth on September 29, 2014 and the full operation of the three initial vessels transferred to GasLog Partners at the time of the IPO (May 12, 2014), partially offset by the increase in general and administrative expenses related to the requirements of being a public company.

Adjusted Profit attributable to the Partnership’s operations for the period was $12.67 million for the quarter ended June 30, 2015, a 203.11% increase compared with $4.18 million for the quarter ended June 30, 2014.

EBITDA attributable to the Partnership’s operations was $23.53 million for the quarter ended June 30, 2015, a 190.14% increase compared with $8.11 million for the quarter ended June 30, 2014.

Adjusted EBITDA attributable to the Partnership’s operations was $23.59 million for the quarter ended June 30, 2015, a 189.80% increase compared with $8.14 million for the quarter ended June 30, 2014.

For the quarter ended June 30, 2015, the Distributable cash flow is approximately equal to the Cash distributions declared. Excluding the distributions attributable to the 7,500,000 common units and the 153,061 general partner units issued on June 26, 2015, the Cash distributions declared would have been $10.72 million and the percentage of Distributable cash flow over the Cash distributions declared would have been 132%.

Fleet

After giving effect to the recent acquisition completed on July 1, 2015, our fleet currently consists of eight LNG carriers, including three vessels with modern tri-fuel diesel electric propulsion technology (“TFDE”) and five modern steam-powered (“Steam”) vessels that operate under long-term charters with MSL.

We also have options and other certain acquisition rights under which we may acquire additional LNG carriers from GasLog. This currently includes options to purchase up to 9 LNG carriers from GasLog within 36 months after each such vessel’s acceptance by its charterer (or, in the case of certain vessels, 36 months after the closing of the IPO), in each case at fair market value as determined pursuant to the omnibus agreement.

We also have a right of first offer from GasLog to purchase any other LNG carriers with cargo capacities greater than 75,000 cbm engaged in ongoing LNG transportation under charters of five full years or more that GasLog owns or acquires (the “Five Year Vessels”) either at their acquisition cost plus certain break up costs (in the case of a newly acquired Five Year Vessel) or at their fair market value (in the case of a previously owned vessel that becomes a Five Year Vessel). The three newbuildings to be chartered under the agreement GasLog signed with a subsidiary of BG Group on April 21, 2015, as well as the additional six newbuildings which may be chartered at BG Group’s election, will each qualify as a Five Year Vessel upon commencement of its charter, and GasLog will be required to offer to us an opportunity to purchase each vessel at fair market value within 30 days of the commencement of its charter. Generally, we must exercise this right of first offer within 30 days following the notice from GasLog that the vessel has been acquired or has become a Five Year Vessel.

We believe that such options and acquisition rights provide us with significant built-in growth opportunities. We may also acquire vessels from shipyards or other third parties.

Liquidity and Financing

As of June 30, 2015, we had $218.62 million of cash and cash equivalents, of which $7.06 million was held in time deposits with original duration of less than three months and $176.53 million of which resulted from the proceeds of the offering net of underwriting discounts which closed on June 26, 2015. On July 1, 2015, in connection with the acquisition of the entities that own the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane

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Heather Sally, respectively, the Partnership paid GasLog $171.89 million representing the difference between the $483.0 million aggregate purchase price and the $325.50 million of outstanding indebtedness of the acquired entities assumed by GasLog Partners plus an adjustment of $14.39 million in order to maintain the agreed working capital position in the acquired entities of $3.0 million. As of June 30, 2015, we had an aggregate of $468.75 million of indebtedness outstanding under our credit facilities, including $30.0 million outstanding under the Partnership’s revolving credit facility with GasLog. An amount of $22.50 million of outstanding debt is repayable within one year. On July 1, 2015, the Partnership assumed $325.50 million of outstanding indebtedness as part of the vessel acquisition.

We believe our current resources are sufficient to meet our working capital requirements for the foreseeable future.

Depending on market conditions, we may use derivative financial instruments to reduce the risks associated with fluctuations in interest rates. We expect over time to economically hedge the majority of our exposure to interest rate fluctuations in the future by entering into new interest rate swap contracts.

LNG Market Update and Outlook

There have been a number of positive developments during the quarter and post quarter end that should support the long term growth in the LNG sector despite a current weakness in the LNG spot market. The 13.5 million tonnes per annum (“mtpa”) Cheniere-led Corpus Christi project received US Department of Energy approval in May and final investment decision (“FID”) was taken shortly thereafter. Corpus Christi is the fifth US project to enter the construction phase and will contribute to a significant ramp-up in LNG supply through the remainder of this decade. The Cheniere-led Sabine Pass project announced that it had taken FID on a fifth train (4.5 mtpa) after the quarter end, adding to the 18 million tonnes currently under construction at the site. These projects are included in our supply forecast and underpin the GasLog 40:17 Vision(1). In addition, during the quarter, Shell placed a multi-billion dollar order for three floating liquefaction (“FLNG”) vessels from Samsung Heavy Industries, which we believe further supports our positive outlook for future LNG supply and demand dynamics. In July, Kinder Morgan announced it would buy the 49 percent stake that it does not already own in the Elba Liquefaction Co from Shell. Kinder Morgan says it expects to spend an additional $630 million on the Elba terminals bringing the total investment in the project to $2.1 billion. These projects are not included in our forecasts and represent additional shipping demand potential.

The second 4 mtpa train at BG’s Curtis project has just started production and a number of other major Australian projects, such as Gorgon, Australia Pacific and Gladstone are expected to commence in the second half. We also expect the Angola project, which was shut down for refurbishment, to be operational in the coming months. Sabine Pass is also due to export LNG by the end of the year marking the start of a major ramp-up in U.S. exports.

(1) The GasLog 40:17 Vision represents future hypothetical growth of GasLog’s fleet. Future acquisitions of vessels are subject to various risks and uncertainties that include, but are not limited to, general LNG and LNG shipping market conditions and trends; GasLog’s ability to enter into shipbuilding contracts for newbuildings and GasLog’s expectations about the availability of existing LNG carriers to purchase, as well as GasLog’s ability to consummate any such acquisitions; GasLog’s future financial condition and liquidity; GasLog’s ability to obtain financing to fund acquisitions, banks’ ability to fund their financial commitments; and GasLog’s ability to meet its obligations under its credit facilities.

Conference Call

GasLog Partners will host a conference call to discuss its results for the second quarter 2015 at 8:30 a.m. EDT (1:30 p.m. London Time) on Thursday, July 30, 2015. Andrew Orekar, Chief Executive Officer, and Simon Crowe, Chief Financial Officer, will review the Partnership’s operational and financial performance for the period. Management’s presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:

+1 718 354 1152 (USA)

+44 (0) 20 3364 5721 (United Kingdom)

+33 (0) 1 70 99 42 86 (France)

Passcode: 7391978

A live webcast of the conference call will also be available on the investor relations page of the Partnership’s website at:

http://www.gaslogmlp.com/investor-relations

For those unable to participate in the conference call, a replay will also be available from 12:30 p.m. EDT (5:30 p.m. London Time) on Thursday, July 30, 2015 until 12:30 p.m. EDT (5:30 p.m. London Time) on Thursday, August 6, 2015.

The replay dial-in numbers are as follows:

+1 347 366 9565 (USA)

+44 (0) 20 3427 0598 (United Kingdom)

+33 (0)1 74 20 28 00 (France)

Replay passcode: 7391978

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under long-term charters. GasLog Partners’ fleet consists of eight LNG carriers with an average carrying capacity of 148,750 cbm, each of which has a multi-year time charter. GasLog Partners’ executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit the GasLog Partners website at http://www.gaslogmlp.com.

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Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to the Partnership’s operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies and business prospects (including the “GasLog 40:17 Vision”), and changes and trends in the Partnership’s business and the markets in which it operates. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from the Partnership’s expectations and projections. Accordingly, you should not unduly rely on any forward-looking statements. Factors that might cause future results and outcomes to differ include:

•	LNG shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping and technological advancements;
•	our ability to enter into time charters with new and existing customers;
•	changes in the ownership of our charterers;
•	our customers’ performance of their obligations under our time charters;
•	changing economic conditions and the differing pace of economic recovery in different regions of the world;
•	our future financial condition, liquidity and cash available for dividends and distributions;
•	our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, the ability of our lenders to meet their funding obligations, and our ability to meet the restrictive covenants and other obligations under our credit facilities;
•	our ability to enter into shipbuilding contracts for newbuildings and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions;
•	our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships;
•	number of off-hire days, drydocking requirements and insurance costs;
•	our anticipated general and administrative expenses;
•	fluctuations in currencies and interest rates;
•	our ability to maximize the use of our ships, including the re-employment or disposal of ships not under time charter commitments;
•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;
•	requirements imposed by classification societies;
•	risks inherent in ship operation, including the discharge of pollutants;
•	availability of skilled labor, ship crews and management;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	potential liability from future litigation; and
•	other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on February 17, 2015 and in the Prospectus Supplement filed with the SEC on June 22, 2015. Copies of the Annual Report, as well as subsequent filings, are available online at http://www.sec.gov.

The Partnership does not undertake to update any forward-looking statements as a result of new information or future events or developments except as may be required by law.

Contacts:

Simon Crowe

Chief Financial Officer

Phone: +44-203-388-3108

Jamie Buckland

Head of Investor Relations

Phone: +44-203-388-3116

Email: ir@gaslogltd.com

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EXHIBIT I – Unaudited Interim Financial Information

Unaudited condensed combined and consolidated statements of financial position

As of December 31, 2014 and June 30, 2015

(All amounts expressed in U.S. Dollars)

	December 31, 2014	June 30, 2015
Assets
Non-current assets
Other non-current assets	2,063,026	2,159,305
Vessels	851,285,729	837,599,257
Total non-current assets	853,348,755	839,758,562
Current assets
Trade and other receivables	1,079,325	1,277,725
Due from related parties	—	1,844,181
Inventories	1,089,997	1,060,570
Prepayments and other current assets	813,792	480,383
Short-term investments	17,700,000	—
Cash and cash equivalents	27,188,095	218,616,077
Total current assets	47,871,209	223,278,936
Total assets	901,219,964	1,063,037,498
Partners’ equity and liabilities
Partners’ equity
Common unitholders (14,322,358 units issued and outstanding as of December 31, 2014 and 21,822,358 units issued and outstanding as of June 30, 2015)	324,967,226	502,550,345
Subordinated unitholders (9,822,358 units issued and outstanding as of December 31, 2014 and June 30, 2015)	77,087,950	75,430,730
General partner (492,750 units issued and outstanding as of December 31, 2014 and 645,811 units issued and outstanding as of June 30, 2015)	6,085,438	9,826,484
Incentive distribution rights	—	(24,003)
Total partners’ equity	408,140,614	587,783,556
Current liabilities
Trade accounts payable	1,671,942	2,041,527
Due to related parties	2,350,812	371,891
Other payables and accruals	15,927,374	10,666,841
Borrowings – current portion	20,999,800	20,896,615
Total current liabilities	40,949,928	33,976,874
Non-current liabilities
Borrowings – non-current portion	452,076,274	441,182,634
Other non-current liabilities	53,148	94,434
Total non-current liabilities	452,129,422	441,277,068
Total partners’ equity and liabilities	901,219,964	1,063,037,498
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Unaudited condensed combined and consolidated statements of profit or loss

For the three and six months ended June 30, 2014 and June 30, 2015

(All amounts expressed in U.S. Dollars)

	For the three months ended		For the six months ended
	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015
Revenues	31,693,285	32,942,771	52,436,341	65,520,827
Vessel operating costs	(6,186,631)	(7,098,887)	(10,123,417)	(14,016,570)
Depreciation	(6,601,830)	(6,895,122)	(10,563,184)	(13,726,661)
General and administrative expenses	(1,297,412)	(2,312,982)	(1,890,155)	(4,304,000)
Profit from operations	17,607,412	16,635,780	29,859,585	33,473,596
Financial costs	(8,009,935)	(4,030,068)	(11,856,938)	(7,979,868)
Financial income	5,814	8,355	9,841	17,769
Loss on interest rate swaps	(2,997,523)	—	(3,615,838)	—
Total other expenses, net	(11,001,644)	(4,021,713)	(15,462,935)	(7,962,099)
Profit for the period	6,605,768	12,614,067	14,396,650	25,511,497
Less:
Profit attributable to GasLog’s operations	(2,782,804)	—	(10,573,686)	—
Profit attributable to Partnership’s operations	3,822,964	12,614,067	3,822,964	25,511,497
Partnership’s profit attributable to:
Common units	2,023,799	8,524,751	2,023,799	18,143,360
Subordinated units	1,722,706	3,837,035	1,722,706	6,857,907
General partner units	76,459	252,281	76,459	510,230

Earnings per unit for the period, basic and diluted:
Common unit	0.21	0.58	0.21	1.25
Subordinated unit	0.18	0.39	0.18	0.70
General partner unit	0.19	0.51	0.19	1.03
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Unaudited condensed combined and consolidated statements of cash flows

For the six months ended June 30, 2014 and June 30, 2015

(All amounts expressed in U.S. Dollars)

	For the six months ended
	June 30, 2014	June 30, 2015
Cash flows from operating activities:
Profit for the period	14,396,650	25,511,497
Adjustments for:	—	—
Depreciation	10,563,184	13,726,661
Financial costs	11,856,938	7,979,868
Financial income	(9,841)	(17,769)
Unrealized loss on interest rate swaps held for trading	510,269	—
Recycled loss of cash flow hedges reclassified to profit or loss	1,880,043	—
Recognition of share-based payments	—	67,400
	39,197,243	47,267,657
Movements in working capital	(5,650,871)	(9,716,286)
Cash provided by operations	33,546,372	37,551,371
Interest paid	(8,434,109)	(6,593,331)
Net cash provided by operating activities	25,112,263	30,958,040
Cash flows from investing activities:
Payments for vessels	(313,100,000)	(15,375)
Financial income received	11,726	21,600
Purchase of short-term investments	(3,002,327)	(4,000,000)
Maturity of short-term investments	1,500,000	21,700,000
Net cash (used in)/provided by investing activities	(314,590,601)	17,706,225
Cash flows from financing activities:
Borrowings drawdowns	217,000,000	—
Borrowings repayments	(93,456,725)	(11,250,000)
Payment of loan issuance costs	—	(737,154)
Cash distribution to GasLog in exchange for contribution of net assets	(65,695,522)	—
Proceeds from public offering and issuance of general partner units, net of underwriters’ discount	189,166,950	176,533,158
Payment of offering costs	(3,136,800)	(347,836)
Distributions paid	—	(21,434,451)
Capital contributions received	93,024,000	—
Net cash provided by financing activities	336,901,903	142,763,717
Increase in cash and cash equivalents	47,423,565	191,427,982
Cash and cash equivalents, beginning of the period	14,403,785	27,188,095
Cash and cash equivalents, end of the period	61,827,350	218,616,077
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EXHIBIT II

Non-GAAP Financial Measures:

Comparison of Financial Statements and Results Attributable to the Partnership:

Our results and summary financial data presented below are derived from the unaudited condensed combined and consolidated financial statements of the Partnership. Prior to the closing of our IPO, we did not own any vessels. The presentation in our financial statements assumes that our business was operated as a separate entity prior to its inception. The transfer of the three initial vessels from GasLog to the Partnership at the time of the IPO and the transfer of the two vessels from GasLog to the Partnership in September 2014 were each accounted for as a reorganization of entities under common control. The unaudited condensed combined and consolidated financial statements include the accounts of the Partnership and its subsidiaries assuming that they are consolidated from the date of their incorporation by GasLog as they were under the common control of GasLog. All intra-group transactions and balances are eliminated.

The results attributable to the Partnership presented below exclude amounts related to GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. for the period prior to the Partnership’s IPO on May 12, 2014 and the amounts related to GAS-sixteen Ltd. and GAS-seventeen Ltd. for the period prior to their transfer to the Partnership on September 29, 2014. While such amounts are reflected in the Partnership’s financial statements because the transfers to the Partnership were accounted for as a reorganization of entities under common control, (i) GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. were not owned by the Partnership prior to the IPO, and accordingly the Partnership was not entitled to the cash or results generated during the pre-IPO period and (ii) GAS-sixteen Ltd. and GAS-seventeen Ltd. were not owned by the Partnership prior to their transfer to the Partnership in September 2014, and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfer.

The results attributable to the Partnership are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess the financial and operating performance of the Partnership since our IPO. The results attributable to the Partnership should not be considered as an alternative to the measures of financial performance presented in accordance with IFRS.

The unaudited condensed combined and consolidated financial statements of the Partnership do not include amounts related to GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. which were acquired by the Partnership on July 1, 2015. This acquisition will be accounted for as a reorganization of companies under common control. Beginning with the third quarter of 2015, the Partnership’s historical results will be retroactively restated to reflect the historical results of these acquired entities during the periods they were owned by GasLog.

	For the three months ended June 30, 2014
(All amounts expressed in U.S. dollars)	Attributable to GasLog’s operations	Attributable to the Partnership	Total
Revenues	20,399,843	11,293,442	31,693,285
Vessel operating costs	(3,893,288)	(2,293,343)	(6,186,631)
Depreciation	(4,445,139)	(2,156,691)	(6,601,830)
General and administrative expenses	(411,368)	(886,044)	(1,297,412)
Profit from operations	11,650,048	5,957,364	17,607,412
Financial costs	(6,628,265)	(1,381,670)	(8,009,935)
Financial income	2,572	3,242	5,814
Loss on interest rate swaps	(2,241,551)	(755,972)	(2,997,523)
Total other expenses, net	(8,867,244)	(2,134,400)	(11,001,644)
Profit for the period	2,782,804	3,822,964	6,605,768

Amounts reflected in the Partnership’s unaudited condensed combined and consolidated financial statements for the three months ended June 30, 2015 are fully attributable to the Partnership:

	For the three months ended June 30, 2015
(All amounts expressed in U.S. dollars)	Attributable to GasLog’s operations	Attributable to the Partnership	Total
Revenues	—	32,942,771	32,942,771
Vessel operating costs	—	(7,098,887)	(7,098,887)
Depreciation	—	(6,895,122)	(6,895,122)
General and administrative expenses	—	(2,312,982)	(2,312,982)
Profit from operations	—	16,635,780	16,635,780
Financial costs	—	(4,030,068)	(4,030,068)
Financial income	—	8,355	8,355
Loss on interest rate swaps	—	—	—
Total other expenses, net	—	(4,021,713)	(4,021,713)
Profit for the period	—	12,614,067	12,614,067
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EXHIBIT III

Non-GAAP Financial Measures:

EBITDA, Adjusted EBITDA and Adjusted Profit

EBITDA is defined as earnings before interest income and expense, gain/loss on interest rate swaps, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before foreign exchange losses/gains. Adjusted Profit represents earnings before non-cash gain/loss on interest rate swaps that includes (if any) (a) unrealized gain/loss on interest rate swaps held for trading, (b) loss at inception, (c) recycled loss of cash flow hedges reclassified to profit or loss and (d) ineffective portion of cash flow hedges, foreign exchange gains/losses and write-off of unamortized loan fees. EBITDA, Adjusted EBITDA and Adjusted Profit, which are non-GAAP financial measures, are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Partnership believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Partnership believes that including EBITDA, Adjusted EBITDA and Adjusted Profit assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to continue to hold our common units. This increased comparability is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, interest, gains/losses on interest rate swaps, taxes, depreciation and amortization; in the case of Adjusted EBITDA, foreign exchange losses/gains; and in the case of Adjusted Profit, non-cash gain/loss on interest rate swaps, foreign exchange gains/losses and write-off of unamortized loan fees, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

EBITDA, Adjusted EBITDA and Adjusted Profit have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to profit, profit from operations, earnings per unit or any other measure of financial performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for our working capital needs and (iii) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. They are not adjusted for all non-cash income or expense items that are reflected in our statement of cash flows and other companies in our industry may calculate these measures differently than we do, limiting its usefulness as a comparative measure.

Reconciliation of EBITDA and Adjusted EBITDA to Profit:

(Amounts expressed in U.S. Dollars)

	For the three months ended
	Attributable to the Partnership June 30, 2014*	June 30, 2014	June 30, 2015(1)
Profit for the period	3,822,964	6,605,768	12,614,067
Depreciation	2,156,691	6,601,830	6,895,122
Financial costs	1,381,670	8,009,935	4,030,068
Financial income	(3,242)	(5,814)	(8,355)
Loss on interest rate swaps	755,972	2,997,523	—
EBITDA	8,114,055	24,209,242	23,530,902
Foreign exchange losses	21,716	9,758	57,587
Adjusted EBITDA	8,135,771	24,219,000	23,588,489

Reconciliation of Adjusted Profit to Profit

(Amounts expressed in U.S. Dollars)

	For the three months ended
	Attributable to the Partnership June 30, 2014*	June 30, 2014	June 30, 2015(1)
Profit for the period	3,822,964	6,605,768	12,614,067
Foreign exchange losses	21,716	9,758	57,587
Non-cash loss on interest rate swaps	335,414	2,322,879	—
Write-off of unamortized loan fees	—	3,261,913	—
Adjusted Profit	4,180,094	12,200,318	12,671,654

(1) Amounts reflected in the Partnership’s unaudited condensed combined and consolidated financial statements for the three months ended June 30, 2015 are fully attributable to the Partnership.

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Distributable Cash Flow

Distributable cash flow with respect to any quarter means Adjusted EBITDA, as defined above, after considering cash interest expense for the period, including realized loss on interest rate swaps (if any) and excluding amortization of loan fees, estimated drydocking and replacement capital reserves established by the Partnership. Estimated drydocking and replacement capital reserves represent capital expenditures required to renew and maintain over the long-term the operating capacity of, or the revenue generated by our capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assess their ability to make quarterly cash distributions. Our calculation of Distributable cash flow may not be comparable to that reported by other companies. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to profit or any other indicator of the Partnership’s performance calculated in accordance with GAAP. The table below reconciles Distributable cash flow to Profit for the period attributable to the Partnership.

Reconciliation of Distributable Cash Flow to Profit:

(Amounts expressed in U.S. Dollars)

	For the three months ended
	June 30, 2014	June 30, 2015
Partnership’s profit for the period*	3,822,964	12,614,067
Depreciation	2,156,691	6,895,122
Financial costs	1,381,670	4,030,068
Financial income	(3,242)	(8,355)
Loss on interest rate swaps	755,972	—
EBITDA	8,114,055	23,530,902
Foreign exchange losses	21,716	57,587
Adjusted EBITDA	8,135,771	23,588,489
Cash interest expense excluding amortization of loan fees	(1,606,061)	(3,637,833)
Drydocking capital reserve	(394,798)	(1,499,068)
Replacement capital reserve	(1,470,214)	(4,340,466)
Distributable cash flow	4,664,698	14,111,122
Other reserves**	(534,496)	(64,838)
Cash distribution declared	4,130,202	14,046,284

* Excludes amounts related to GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. for the period prior to the Partnership’s IPO on May 12, 2014 and the amounts related to GAS-sixteen Ltd. and GAS-seventeen Ltd. for the period prior to their transfer to the Partnership on September 29, 2014. While such amounts are reflected in the Partnership’s financial statements because the transfers to the Partnership were accounted for as a reorganization of entities under common control, (i) GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. were not owned by the Partnership prior to the IPO, and accordingly the Partnership was not entitled to the cash or results generated during the pre-IPO period and (ii) GAS-sixteen Ltd. and GAS-seventeen Ltd. were not owned by the Partnership prior to their transfer to the Partnership in September 2014, and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfer.

** Refers to reserves (other than the drydocking and replacement capital reserves) for the proper conduct of the business of the Partnership and its subsidiaries (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership and its subsidiaries).

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